UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Election to be Governed by Companies Law Exemptions; Re-designation of External Directors as Ordinary Directors

On January 25, 2017, the board of directors of NeuroDerm Ltd. (the “Company”) adopted exemptions promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”) that enable the board to re-designate the Company’s external directors as ordinary directors, and to instead comply with NASDAQ listing requirements related to independent directors. As a result, under the Company’s articles of association, as amended, each of Ms. Alla Felder and Mr. Jonathan Kalman will now serve as an ordinary director until the Company’s 2017 annual general meeting of shareholders (and not for a three-year term) and until the due election and qualification of her or his successor, or until her or his earlier resignation, replacement or removal.

The adoption of these exemptions also enables the Company to comply solely with the NASDAQ listing requirements related to the composition of the audit and compensation committees of the board, in lieu of also complying with the corresponding requirements under the Companies Law (as the Company had been doing until now). The Company’s ability to rely upon these exemptions is subject to certain additional conditions under the Companies Law regulations with which the Company currently complies.

Calling of Extraordinary General Shareholder Meeting

On January 26, 2017, the Company published a notice to announce that it will hold an extraordinary general meeting of shareholders (the “Meeting”) at the Company’s offices, located at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel, on Thursday, March 2, 2017 at 3:00 p.m., Israel time.  Following the record date for the Meeting, which has been set as January 31, 2017, the Company will distribute a proxy statement describing the proposed resolutions and a proxy card to all shareholders of record as of the record date. The notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

Date: January 26, 2017	By:	/s/ Roy Golan
	Name:	Roy Golan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by the Company on January 26, 2017, titled “NeuroDerm Announces Extraordinary General Meeting of Shareholders.”